April 9, 2007	Geoffrey P. Leonard (415) 315-6364 Geoffrey.Leonard@ropesgray.com

VIA EDGAR

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Landec Corporation Form 10-K for the fiscal year ended May 28, 2006 File No. 0-27446

Dear Ms. Blye:

On behalf of Landec Corporation (“Landec or the “Company”), we are responding to the staff’s letter dated March 30, 2007 relating to Landec’s Form 10-K for the fiscal year ended May 28, 2006. For the staff’s convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

General

1.
We note that Exhibit C to the License and Research Development Agreement filed as Exhibit 10.63 to your Form 10-K provides that you may grant to Air Products & Chemicals, Inc., a license under trademarks for your polymer technology registered by your eye care partner, Alcon, in countries including Cuba and North Korea. Cuba and North Korea are identified as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export control. Please describe for us any current, past and anticipated operations related to, and any other contacts with, those countries, including through subsidiaries, licensees and other direct and indirect arrangements. Tell us whether, and explain the extent to which, their governments, or entities controlled by them, receive financing or act as intermediaries in connection with your operations.

Response: In Section 2.6 of the License and Research and Development Agreement (the “Agreement”) between the Company and Air Products and Chemicals, Inc. (“APD”), the Company granted APD a worldwide license to use the INTELIMER trademark. As indicated in Exhibit C to the Agreement, Landec’s former business partner, Alcon, had registered the INTELIMER trademark in a number of countries, including Cuba and North Korea. The Company has subsequently learned from Alcon that the trademark was registered in Cuba, but not registered in North Korea.

Ms. Cecilia D. Blye
April 9, 2007

The Company supplementally advises that it does not have and has not had any operations relating to, or any other contacts with, Cuba or North Korea, whether through its subsidiaries, licensees (including Alcon and APD) or other direct or indirect arrangements, and the Company does not anticipate having any such operations or contacts in the future. The Company has also confirmed with APD, as licensee under the Agreement, that APD does not sell and does not intend to sell any licensed products in Cuba or North Korea under the terms of the Agreement. The Company supplementally advises that neither the governments of Cuba or North Korea, nor entities controlled by them, have received financing or acted as intermediaries in connection with any operations of the Company.

2.
Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Response: As noted above, neither the Company nor its licensee under the Agreement has had any contacts with or operations in North Korea or Cuba and has not derived any revenues therefrom.

3.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Cuba and North Korea. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba and North Korea.

Response: See Responses 1 and 2 above.

Ms. Cecilia D. Blye
April 9, 2007

4.	Comment: In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Attached to this response is a statement from the Company acknowledging those items set forth in this comment.

Ms. Cecilia D. Blye
April 9, 2007

Please call the undersigned at (415) 315-6364 if you have any questions.

Very truly yours,

/s/ Geoffrey P. Leonard

Geoffrey P. Leonard

cc:	Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Greg Skinner, hereby acknowledges on behalf of Landec Corporation, a California corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “Commission”) dated March 30, 2007:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LANDEC CORPORATION

/s/ Gregory Skinner
Gregory Skinner, Chief Financial Officer